UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                                (Amendment No. 1)

                               GLG Partners, Inc.
          -------------------------------------------------------------
                                (Name of Issuer)

                    Common Stock, par value $0.0001 per share
-------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   37929X 107
            ---------------------------------------------------------
                                 (CUSIP Number)

                                 Sage Summit LP
                             c/o GLG Partners, Inc.
                           399 Park Avenue, 38th Floor
                               New York, NY 10022
                      Attention: Alejandro San Miguel, Esq.
                     General Counsel and Corporate Secretary
                                 (212) 224-7200

                                 with a copy to:

                             Chadbourne & Parke LLP
                              30 Rockefeller Plaza
                               New York, NY 10112
                          Attention: Sey-Hyo Lee, Esq.
                                 (212) 408-5100
-------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                  May 15, 2009
-------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

-------------------------------------------------------------------------------

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

                                  SCHEDULE 13D

---------------------                                      --------------------
CUSIP No. 37929X 107                                        Page 2 of 13 Pages
--------- ---------------------------------------------------------------------
   1      NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
          Sage Summit LP
--------- ---------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a)[ ]
                                                                        (b)[X]
--------- ---------------------------------------------------------------------
   3      SEC USE ONLY

--------- ---------------------------------------------------------------------
   4      SOURCE OF FUNDS
          OO
--------- ---------------------------------------------------------------------
   5      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
          2(d) or 2(e)                                                     [ ]
--------- ---------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION
          United Kingdom
--------- ---------------------------------------------------------------------
    NUMBER OF         7     SOLE VOTING POWER
                            -0-
      SHARES
                    ------- ---------------------------------------------------
   BENEFICIALLY       8     SHARED VOTING POWER
                            166,940,946 shares(1)
     OWNED BY
                    ------- ---------------------------------------------------
       EACH           9     SOLE DISPOSITIVE POWER
                            12,851,142 shares
    REPORTING
                    ------- ---------------------------------------------------
      PERSON          10    SHARED DISPOSITIVE POWER
                            -0-
       WITH
--------- ---------------------------------------------------------------------
   11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,851,142 shares
--------- ---------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                           [X]
--------- ---------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          5.2% of outstanding shares of Common Stock(2)
--------- ---------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON
          PN
--------- ---------------------------------------------------------------------

(1) Represents an aggregate of 166,940,946 shares held by the parties to the Voting Agreement dated as of June 22, 2007 described in Item 6. Sage Summit LP may be deemed to have beneficial ownership of these shares. Sage Summit LP disclaims beneficial ownership of these shares, except for the 12,851,142 shares reported in row 11.

(2) Excludes as outstanding shares 58,904,993 shares of Common Stock into which all Exchangeable Shares are exchangeable and shares of Common Stock issuable upon conversion of the Company's 5.00% convertible subordinated notes due 2014 (the "Notes"). Including as outstanding shares 58,904,993 shares of Common Stock into which all Exchangeable Shares are exchangeable, the percentage would be 4.2%.

                                  SCHEDULE 13D

---------------------                                      --------------------
CUSIP No. 37929X 107                                        Page 3 of 13 Pages
--------- ---------------------------------------------------------------------
   1      NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
          Sage Summit Limited
--------- ---------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a)[ ]
                                                                        (b)[X]
--------- ---------------------------------------------------------------------
   3      SEC USE ONLY

--------- ---------------------------------------------------------------------
   4      SOURCE OF FUNDS
          OO
--------- ---------------------------------------------------------------------
   5      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
          2(d) or 2(e)                                                     [ ]
--------- ---------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION
          British Virgin Islands
--------- ---------------------------------------------------------------------
    NUMBER OF         7     SOLE VOTING POWER
                            -0-
      SHARES
                    ------- ---------------------------------------------------
   BENEFICIALLY       8     SHARED VOTING POWER
                            166,940,946 shares(1)
     OWNED BY
                    ------- ---------------------------------------------------
       EACH           9     SOLE DISPOSITIVE POWER
                            12,851,142 shares
    REPORTING
                    ------- ---------------------------------------------------
      PERSON          10    SHARED DISPOSITIVE POWER
                            -0-
       WITH
--------- ---------------------------------------------------------------------
   11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,851,142 shares
--------- ---------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                           [X]
--------- ---------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          5.2% of outstanding shares of Common Stock(2)
--------- ---------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON
          CO
--------- ---------------------------------------------------------------------

(1) Represents an aggregate of 166,940,946 shares held by the parties to the Voting Agreement dated as of June 22, 2007 described in Item 6. Sage Summit Limited may be deemed to have beneficial ownership of these shares. Sage Summit Limited disclaims beneficial ownership of these shares, except for the 12,851,142 shares reported in row 11.

(2) Excludes as outstanding shares 58,904,993 shares of Common Stock into which all Exchangeable Shares are exchangeable and shares of Common Stock issuable upon conversion of the Notes. Including as outstanding shares 58,904,993 shares of Common Stock into which all Exchangeable Shares are exchangeable, the percentage would be 4.2%.

                                  SCHEDULE 13D

---------------------                                      --------------------
CUSIP No. 37929X 107                                        Page 4 of 13 Pages
--------- ---------------------------------------------------------------------
   1      NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
          Mount Granite Limited
--------- ---------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a)[ ]
                                                                        (b)[X]
--------- ---------------------------------------------------------------------
   3      SEC USE ONLY

--------- ---------------------------------------------------------------------
   4      SOURCE OF FUNDS
          OO
--------- ---------------------------------------------------------------------
   5      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
          2(d) or 2(e)                                                     [ ]
--------- ---------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION
          British Virgin Islands
--------- ---------------------------------------------------------------------
    NUMBER OF         7     SOLE VOTING POWER
                            -0-
      SHARES
                    ------- ---------------------------------------------------
   BENEFICIALLY       8     SHARED VOTING POWER
                            166,940,946 shares(1)
     OWNED BY
                    ------- ---------------------------------------------------
       EACH           9     SOLE DISPOSITIVE POWER
                            12,851,142 shares
    REPORTING
                    ------- ---------------------------------------------------
      PERSON          10    SHARED DISPOSITIVE POWER
                            -0-
       WITH
--------- ---------------------------------------------------------------------
   11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,851,142 shares
--------- ---------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                           [X]
--------- ---------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          5.2% of outstanding shares of Common Stock(2)
--------- ---------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON
          CO
--------- ---------------------------------------------------------------------

(1) Represents an aggregate of 166,940,946 shares held by the parties to the Voting Agreement dated as of June 22, 2007 described in Item 6. Mount Granite Limited may be deemed to have beneficial ownership of these shares. Mount Granite Limited disclaims beneficial ownership of these shares, except for the 12,851,142 shares reported in row 11.

(2) Excludes as outstanding shares 58,904,993 shares of Common Stock into which all Exchangeable Shares are exchangeable and shares of Common Stock issuable upon conversion of the Notes. Including as outstanding shares 58,904,993 shares of Common Stock into which all Exchangeable Shares are exchangeable, the percentage would be 4.2%.

                                  SCHEDULE 13D

---------------------                                      --------------------
CUSIP No. 37929X 107                                        Page 5 of 13 Pages
--------- ---------------------------------------------------------------------
   1      NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
          Lavender Heights Capital LP
--------- ---------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a)[ ]
                                                                        (b)[X]
--------- ---------------------------------------------------------------------
   3      SEC USE ONLY

--------- ---------------------------------------------------------------------
   4      SOURCE OF FUNDS
          OO
--------- ---------------------------------------------------------------------
   5      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
          2(d) or 2(e)                                                     [ ]
--------- ---------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION
          Delaware
--------- ---------------------------------------------------------------------
    NUMBER OF         7     SOLE VOTING POWER
                            -0-
      SHARES
                    ------- ---------------------------------------------------
   BENEFICIALLY       8     SHARED VOTING POWER
                            166,940,946 shares(1)
     OWNED BY
                    ------- ---------------------------------------------------
       EACH           9     SOLE DISPOSITIVE POWER
                            8,567,429 shares
    REPORTING
                    ------- ---------------------------------------------------
      PERSON          10    SHARED DISPOSITIVE POWER
                            -0-
       WITH
--------- ---------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          8,567,429 shares
--------- ---------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                           [X]
--------- ---------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          3.5% of outstanding shares of Common Stock(2)
--------- ---------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON
          PN
--------- ---------------------------------------------------------------------

(1) Represents an aggregate of 166,940,946 shares held by the parties to the Voting Agreement dated as of June 22, 2007 described in Item 6. Lavender Heights Capital LP may be deemed to have beneficial ownership of these shares. Lavender Heights Capital LP disclaims beneficial ownership of these shares, except for the 8,567,429 shares reported in row 11.

(2) Excludes as outstanding shares 58,904,993 shares of Common Stock into which all Exchangeable Shares are exchangeable and shares of Common Stock issuable upon conversion of the Notes. Including as outstanding shares 58,904,993 shares of Common Stock into which all Exchangeable Shares are exchangeable, the percentage would be 2.8%.

                                  SCHEDULE 13D

---------------------                                      --------------------
CUSIP No. 37929X 107                                        Page 6 of 13 Pages
--------- ---------------------------------------------------------------------
   1      NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
          Mount Garnet Limited
--------- ---------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a)[ ]
                                                                        (b)[X]
--------- ---------------------------------------------------------------------
   3      SEC USE ONLY

--------- ---------------------------------------------------------------------
   4      SOURCE OF FUNDS
          OO
--------- ---------------------------------------------------------------------
   5      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
          2(d) or 2(e)                                                     [ ]
--------- ---------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION
          British Virgin Islands
--------- ---------------------------------------------------------------------
    NUMBER OF         7     SOLE VOTING POWER
                            -0-
      SHARES
                    ------- ---------------------------------------------------
   BENEFICIALLY       8     SHARED VOTING POWER
                            166,940,946 shares(1)
     OWNED BY
                    ------- ---------------------------------------------------
       EACH           9     SOLE DISPOSITIVE POWER
                            8,567,429 shares
    REPORTING
                    ------- ---------------------------------------------------
      PERSON          10    SHARED DISPOSITIVE POWER
                            -0-
       WITH
--------- ---------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          8,567,429 shares
--------- ---------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                           [X]
--------- ---------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          3.5% of outstanding shares of Common Stock(2)
--------- ---------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON
          CO
--------- ---------------------------------------------------------------------

(1) Represents an aggregate of 166,940,946 shares held by the parties to the Voting Agreement dated as of June 22, 2007 described in Item 6. Mount Garnet Limited may be deemed to have beneficial ownership of these shares. Mount Garnet Limited disclaims beneficial ownership of these shares, except for the 8,567,429 shares reported in row 11.

(2) Excludes as outstanding shares 58,904,993 shares of Common Stock into which all Exchangeable Shares are exchangeable and shares of Common Stock issuable upon conversion of the Notes. Including as outstanding shares 58,904,993 shares of Common Stock into which all Exchangeable Shares are exchangeable, the percentage would be 2.8%.

CUSIP NO. 37929X 107              SCHEDULE 13D              Page 7 of 13 Pages

Item 1. Security and Issuer.

         This Amendment No. 1 ("Amendment No. 1") to the Schedule 13D dated November 2, 2007 (the "Schedule 13D"), jointly filed by Sage Summit LP, Sage Summit Limited, Lavender Heights Capital LP, Mount Garnet Limited and Mount Granite Limited (each a "Reporting Person"), relates to shares of common stock, par value $0.0001 per share (the "Common Stock"), of GLG Partners, Inc., (the "Company"), and shares of Series A voting preferred stock, par value $0.0001 per share, of the Company ("Series A Preferred Stock"), and Exchangeable Class B ordinary shares of FA Sub 2 Limited, a British Virgin Islands Company and subsidiary of the Company ("Exchangeable Shares"), and the Company's 5.00% dollar-denominated convertible subordinated notes due May 15, 2014 (the "Notes"), which are exchangeable for or convertible into shares of Common Stock. The Series A Preferred Stock and the Exchangeable Shares are referred to collectively as the "Exchangeable Securities". This Amendment No. 1 is being filed to report the collective acquisition of $30 million aggregate principal amount of the Notes by the Trustees through certain of their affiliates completed on May 15, 2009 as more fully described in Item 6 and to reflect other changes in stock ownership since the filing of the Schedule 13D. Unless otherwise defined in this Amendment No. 1, capitalized terms have the meanings set forth in the Schedule 13D.

         The Company's principal executive office is located at 399 Park Avenue, 38th Floor, New York, New York 10022.


Item 5. Interest in Securities of the Issuer.

         Item 5 is amended to include the following information:

         (a) As a result of the execution and delivery of the Voting Agreement, each of the Reporting Persons may be deemed to have acquired beneficial ownership of an aggregate of 166,940,946 shares (including Exchangeable Securities exchangeable into 58,904,993 shares of Common Stock and 8,064,516 shares of Common Stock issuable upon conversion of $30 million aggregate principal amount of the Notes), which are owned directly by the parties to the Voting Agreement or over which the parties to the Voting Agreement have the power to vote (the "Subject Shares"). These Subject Shares represent approximately 53.2% of the outstanding shares of Common Stock (assuming the exchange of all Exchangeable Securities into Common Stock and the conversion of all $30 million aggregate principal amount of the Notes into Common Stock). The Reporting Persons expressly disclaim beneficial ownership of securities held by any other person or entity party to the Voting Agreement.

         As of the date hereof, the Reporting Persons have the following interests in the Common Stock, Exchangeable Securities and Notes:

         Sage Summit LP

                (i)     Amount beneficially owned: 12,851,142 shares

CUSIP NO. 37929X 107              SCHEDULE 13D              Page 8 of 13 Pages


                (ii) Percent of class: 5.2% of outstanding shares of Common Stock(1)

                (iii)   Number of shares as to which such person has:

                        (a)     Sole power to vote or direct the vote: -0-

                        (b)     Shared power to vote or direct the vote:
                                166,940,946 shares (consisting of 166,940,946
                                shares of voting stock (including (1)
                                Exchangeable Securities which are exchangeable for 58,904,993 shares of Common Stock and (2) $30 million aggregate principal amount of the Notes, which are convertible into 8,064,516 shares of Common Stock) held by the parties to the Voting Agreement)

                        (c)     Sole power to dispose or direct the disposition:
                                12,851,142 shares

                        (d)     Shared power to dispose or direct the
                                disposition: -0-

         Sage Summit Limited

                (i)     Amount beneficially owned: 12,851,142 shares

                (ii) Percent of class: 5.2% of outstanding shares of Common Stock(1)

                (iii)   Number of shares as to which such person has:

                        (a)     Sole power to vote or direct the vote: -0-

                        (b)     Shared power to vote or direct the vote:
                                166,940,946 shares (consisting of 166,940,946
                                shares of voting stock (including (1)
                                Exchangeable Securities which are exchangeable for 58,904,993 shares of Common Stock and (2) $30 million aggregate principal amount of the Notes, which are convertible into 8,064,516 shares of Common Stock) held by the parties to the Voting Agreement)

                        (c)     Sole power to dispose or direct the disposition:
                                12,851,142 shares

                        (d)     Shared power to dispose or direct the
                                disposition: -0-

         Mount Granite Limited

                (i)     Amount beneficially owned: 12,851,142 shares

--------

(1) Excludes as outstanding shares 58,904,993 shares of Common Stock into which all Exchangeable Shares are exchangeable and shares of Common Stock issuable upon conversion of the Notes. Including as outstanding shares 58,904,993 shares of Common Stock into which all Exchangeable Shares are exchangeable, the percentage would be 4.2%.

CUSIP NO. 37929X 107              SCHEDULE 13D              Page 9 of 13 Pages


                (ii) Percent of class: 5.2% of outstanding shares of Common Stock(1)

                (iii)   Number of shares as to which such person has:

                        (a)     Sole power to vote or direct the vote: -0-

                        (b)     Shared power to vote or direct the vote:
                                166,940,946 shares (consisting of 166,940,946
                                shares of voting stock (including (1)
                                Exchangeable Securities which are exchangeable for 58,904,993 shares of Common Stock and (2) $30 million aggregate principal amount of the Notes, which are convertible into 8,064,516 shares of Common Stock) held by the parties to the Voting Agreement)

                        (c)     Sole power to dispose or direct the disposition:
                                12,851,142 shares

                        (d)     Shared power to dispose or direct the
                                disposition: -0-

         Lavender Heights Capital LP

                (i)     Amount beneficially owned: 8,567,429 shares

                (ii) Percent of class: 3.5% of outstanding shares of Common Stock(2)

                (iii)   Number of shares as to which such person has:

                        (a)     Sole power to vote or direct the vote: -0-

                        (b)     Shared power to vote or direct the vote:
                                166,940,946 shares (consisting of 166,940,946
                                shares of voting stock (including (1)
                                Exchangeable Securities which are exchangeable for 58,904,993 shares of Common Stock and (2) $30 million aggregate principal amount of the Notes, which are convertible into 8,064,516 shares of Common Stock) held by the parties to the Voting Agreement)

                        (c)     Sole power to dispose or direct the disposition:
                                8,567,429 shares

                        (d)     Shared power to dispose or direct the
                                disposition: -0-

         Mount Garnet Limited

                (i)     Amount beneficially owned: 8,567,429 shares

                (ii) Percent of class: 3.5% of outstanding shares of Common Stock(2)

--------

(2) Excludes as outstanding shares 58,904,993 shares of Common Stock into which all Exchangeable Shares are exchangeable and shares of Common Stock issuable upon conversion of the Notes. Including as outstanding shares 58,904,993 shares of Common Stock into which all Exchangeable Shares are exchangeable, the percentage would be 2.8%.

CUSIP NO. 37929X 107              SCHEDULE 13D              Page 10 of 13 Pages


                (iii)   Number of shares as to which such person has:

                        (a)     Sole power to vote or direct the vote: -0-

                        (b)     Shared power to vote or direct the vote:
                                166,940,946 shares (consisting of 166,940,946
                                shares of voting stock (including (1)
                                Exchangeable Securities which are exchangeable for 58,904,993 shares of Common Stock and (2) $30 million aggregate principal amount of the Notes, which are convertible into 8,064,516 shares of Common Stock) held by the parties to the Voting Agreement)

                        (c)     Sole power to dispose or direct the disposition:
                                8,567,429 shares

                        (d)     Shared power to dispose or direct the
                                disposition: -0-

Section (b) of Item 5 is supplemented as follows:

        o On November 2, 2008, Sage Summit LP and Lavender Heights Capital LP (the "Partnerships") distributed 2,378,358 shares and 1,585,571 shares of Common Stock, respectively, to certain of their respective limited partners upon the satisfaction of certain vesting conditions under the partnership agreements of the Partnerships. The shares of Common Stock were received from the Partnerships as part of the consideration paid for the acquisition by the Company of equity interests in GLG Partners LP and its affiliated entities.

        o On May 15, 2009, the Trustees collectively acquired $30 million aggregate principal amount of the Notes through certain of their affiliates as more fully described in Item 6.


Item 6. Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer.

Item 6 is amended to include the following information:

         On May 15, 2009, the Company completed the sale of $214 million aggregate principal amount of Notes pursuant to a Purchase Agreement with the initial purchasers of the Notes named therein (the "Initial Purchasers"). The Notes were issued pursuant to an Indenture, dated as of May 15, 2009, between the Company and The Bank of New York Mellon, as trustee (the "Indenture").

         On May 15, 2009, the Trustees acquired collectively $30 million aggregate principal amount of Notes from the Initial Purchasers as part of the offering, through certain of their affiliates.

CUSIP NO. 37929X 107              SCHEDULE 13D              Page 11 of 13 Pages

         The Company will pay 5.00% cash interest on the Notes semi-annually in arrears on May 15 and November 15 of each year, beginning on November 15, 2009. The Notes will mature on May 15, 2014.

         The Notes are convertible into shares of Common Stock, based on an initial conversion rate, subject to adjustment, of 268.8172 shares per $1,000 principal amount of Notes (which represents an initial conversion price of approximately $3.72 per share). Subject to the restrictions on ownership of the Common Stock, holders may convert their Notes at any time on or prior to the close of business on the business day immediately preceding the maturity date. Upon conversion, subject to certain exceptions, holders will not receive any cash payment representing accrued and unpaid interest, including any additional interest.

         Notwithstanding the foregoing conversion rights, if at any time after May 15, 2012, the third anniversary of the original issuance date of the Notes, the volume-weighted average price of the Common Stock exceeds 150% of the conversion price on at least 20 of 30 consecutive trading days, the Company may withdraw the conversion rights with prior notice.

         If certain designated events occur, holders of the Notes may require the Company to repurchase all or a portion of their Notes for cash at a repurchase price equal to 100% of the principal amount of the Notes to be repurchased, plus any accrued and unpaid interest to, but excluding, the repurchase date.

         The Notes are unsecured subordinated obligations and will be subordinated in right of payment to all of the Company's existing and future senior indebtedness, structurally subordinated to existing and future indebtedness and other liabilities of the Company's subsidiaries and effectively subordinated to the Company's secured debt to the extent of the value of the security. The Notes are subordinated to the outstanding obligations under the Company's senior secured credit facility.

         A copy of the Indenture (including the form of the Note) is filed herewith as Exhibit 7 and incorporated herein by reference.

         The holders of at least 10% of the outstanding principal amount of the Notes, under certain circumstances, have the right to request that the Company prepare, file and cause to become effective a shelf registration for the resale of the Notes and the shares of Common Stock issuable upon conversion of the Notes.

Item 7. Material to be Filed as Exhibits.

The following documents are filed as exhibits and replace, to the extent applicable, the previously filed or incorporated exhibit:

Exhibit 3 Schedule 13D, as amended, filed by Noam Gottesman, the Gottesman GLG Trust and Leslie J. Schreyer, in his capacity as trustee of the Gottesman GLG Trust, is incorporated herein by reference.

CUSIP NO. 37929X 107              SCHEDULE 13D              Page 12 of 13 Pages


Exhibit 4 Schedule 13D, as amended, filed by Emmanuel Roman, the Roman GLG Trust, Jeffrey A. Robins, in his capacity as trustee of the Roman GLG Trust, and Jackson Holding Services Inc., is incorporated herein by reference.

Exhibit 5 Schedule 13D, as amended, filed by Pierre Lagrange, the Lagrange GLG Trust, G&S Trustees Limited, in its capacity as trustee of the Lagrange GLG Trust, and Point Pleasant Ventures Ltd., is incorporated herein by reference.

Exhibit 7      Indenture for the Company's 5.00% Dollar-Denominated
               Convertible Subordinated Notes due May 15, 2014 dated as of May 15, 2009 between the Company and The Bank of New York Mellon, as trustee, (including the Form of Note), filed as Exhibit 4.1 to the Company's Current Report on Form 8-K dated May 18, 2009, is incorporated herein by reference.

CUSIP NO. 37929X 107              SCHEDULE 13D              Page 13 of 13 Pages


                                   SIGNATURE

         After reasonable inquiry and to the best of their knowledge and belief, the undersigned hereby certify that the information set forth in this statement is true, complete and correct.

Dated:  May 22, 2009               SAGE SUMMIT LP

                                    By: /s/ Alejandro San Miguel
                                        ------------------------------------
                                        Alejandro San Miguel
                                        Attorney-in-fact

                                    SAGE SUMMIT LIMITED

                                    By: /s/ Alejandro San Miguel
                                        ------------------------------------
                                        Alejandro San Miguel
                                        Attorney-in-fact

                                        MOUNT GRANITE LIMITED

                                    By: /s/ Alejandro San Miguel
                                        ------------------------------------
                                        Alejandro San Miguel
                                        Attorney-in-fact

                                        LAVENDER HEIGHTS CAPITAL LP

                                    By: /s/ Alejandro San Miguel
                                        ------------------------------------
                                        Alejandro San Miguel
                                        Attorney-in-fact

                                        MOUNT GARNET LIMITED

                                    By: /s/ Alejandro San Miguel
                                        ------------------------------------
                                        Alejandro San Miguel
                                        Attorney-in-fact

                                   Schedule A

  General Partners, Executive Officers and Directors of the Reporting Persons.

         The following table sets forth the name, business address, present principal occupation or employment (and address of such organization), beneficial ownership of securities, place of organization and nationality of each general partner, executive officers and directors of the Reporting Persons.

---------------------  -------------------------------------  ------------------  --------------------
Name                   Present Principal Occupation or        Beneficial          Percentage of
                       Employment                             Ownership           Class
---------------------  -------------------------------------  ------------------  --------------------
Sage Summit LP         c/o GLG Partners, Inc.                     12,851,142              5.2%
(United Kingdom)       399 Park Avenue, 38th Floor,
                       New York, New York 10022.
---------------------  -------------------------------------  ------------------  --------------------
Sage Summit Limited    General Partner of Sage Summit LP          12,851,142              5.2%
(British Virgin
Islands)               c/o GLG Partners, Inc.,
                       399 Park Avenue, 38th Floor,
                       New York, New York 10022.
---------------------  -------------------------------------  ------------------  --------------------
Leslie J. Schreyer     Attorney at Chadbourne & Parke LLP     See item 5 of       See item 5 of
(Director)                                                    Schedule 13D        Schedule 13D
                       30 Rockefeller Plaza                   filed as exhibit 3  filed as exhibit 3
                       New York, NY 10112
                       Advisor to GLG Partners, Inc.          In addition, Mr.    In addition Mr.
                                                              Schreyer owns       Schreyer owns shares
                       c/o GLG Partners, Inc.,                590,541 shares      personally which
                       399 Park Avenue, 38th Floor,           personally          represent 0.2% of
                       New York, New York 10022.                                  Common Stock
---------------------  -------------------------------------  ------------------  --------------------
Jeffrey A. Robins      Attorney at Chadbourne & Parke LLP     See item 5 of       See item 5 of
(Director)                                                    Schedule 13D filed  Schedule 13D
                       30 Rockefeller Plaza,                  as exhibit 5        filed as exhibit 5
                       New York, NY 10112.
---------------------  -------------------------------------  ------------------  --------------------
Nigel Bentley          Director at G&S Trustees Limited       See item 5 of       See item 5 of
(Director) United                                             Schedule 13D        Schedule 13D
Kingdom citizen        Rathbone House 15 Esplanade St.        filed as exhibit 4  filed as exhibit 4
                       Helier JE1 1RB,
                       Jersey, Channel Islands
---------------------  -------------------------------------  ------------------  --------------------
Anthony Roncalli       Attorney at Chadbourne & Parke LLP             0                    0
(Secretary)
                       30 Rockefeller Plaza,
                       New York, NY 10112.
---------------------  -------------------------------------  ------------------  --------------------

---------------------  -------------------------------------  ------------------  --------------------
Name                    Present Principal Occupation or       Beneficial          Percentage of
                        Employment                            Ownership           Class
---------------------  -------------------------------------  ------------------  --------------------
Alejandro R. San       General Counsel and Corporate               251,565                0.1%
Miguel (Assistant      Secretary, GLG Partners, Inc.,
Secretary)
                       399 Park Avenue, 38th Floor,
                       New York, New York 10022.
---------------------  -------------------------------------  ------------------  --------------------
Mount Granite Limited  c/o GLG Partners, Inc.,                    12,851,142              5.2%
(British Virgin
Islands)               399 Park Avenue, 38th Floor,
                       New York, New York 10022.
---------------------  -------------------------------------  ------------------  --------------------
Noam Gottesman         Co-CEO and Chairman, GLG Partners,     See item 5 of       See item 5 of
(Director)             Inc.,                                  Schedule 13D        Schedule 13D
                       399 Park Avenue, 38th Floor,           filed as exhibit 3  filed as exhibit 3
                       New York, New York 10022.
---------------------  -------------------------------------  ------------------  --------------------
Pierre Lagrange        Managing Director, GLG Partners LP,    See item 5 of       See item 5 of
(Director) Belgian     1 Curzon Street, London, W1J 5HB.      Schedule 13D        Schedule 13D
citizen                                                       filed as exhibit 4  filed as exhibit 4
---------------------  -------------------------------------  ------------------  --------------------
Emmanuel Roman         Co-CEO GLG Partners, Inc.,             See item 5 of       See item 5 of
(Director) French                                             Schedule 13D        Schedule 13D
citizen                399 Park Avenue, 38th Floor,           filed as exhibit 5  filed as exhibit 5
                       New York, New York 10022.
---------------------  -------------------------------------  ------------------  --------------------
Lavender Heights       c/o GLG Partners, Inc.,                    8,567,429               3.5%
Capital LP (Delaware)
                       399 Park Avenue, 38th Floor,
                       New York, New York 10022.
---------------------  -------------------------------------  ------------------  --------------------
Mount Garnet Limited   General Partner of Lavender Heights        8,567,429               3.5%
(British Virgin        Capital LP.
Islands)
                       c/o GLG Partners, Inc.,
                       399 Park Avenue, 38th Floor,
                       New York, New York 10022.
---------------------  -------------------------------------  ------------------  --------------------
Leslie J. Schreyer     Attorney at Chadbourne & Parke LLP     See item 5 of       See item 5 of
(Director, Assistant                                          Schedule 13D        Schedule 13D
Secretary)             30 Rockefeller Plaza,                  filed as exhibit 3  filed as exhibit 3
                       New York, NY 10112.
                       Advisor to GLG Partners, Inc.          In addition, Mr.    In addition Mr.
                                                              Schreyer owns       Schreyer owns shares
                       c/o GLG Partners, Inc.,                590,541 shares      personally which
                       399 Park Avenue, 38th Floor,           personally          represent 0.2% of
                       New York, New York 10022.                                  Common Stock
---------------------  -------------------------------------  ------------------  --------------------
Alejandro R. San       General Counsel, GLG Partners, Inc.,        251,565                0.1%
Miguel (Director,
Secretary)             399 Park Avenue, 38th Floor,
                       New York, New York 10022.
---------------------  -------------------------------------  ------------------  --------------------